PAVmed Inc.

360 Madison Avenue, 25th Floor

New York, New York 10017

April 27, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:	PAVmed Inc.
Registration Statement on Form S-3
Filed April 21, 2026
File No. 333-295202

Ladies and Gentlemen:

PAVmed Inc. hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:30 a.m., Wednesday, April 29, 2026, or as soon thereafter as practicable.

Very truly yours,

PAVMED INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer